UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                    --------


                          Altair Nanotechnologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   021373105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)
            [X]  Rule 13d-1(c)
            [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 021373105
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     William P. Long
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     N/A
     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U. S. Citizen
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
-----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See instructions)
                                                                         N/A
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         Less than 5%(1)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

-----------------------
(1) The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities due to an increase in the number of securities outstanding; the reporting person has not sold securities for five years, except that as noted on Form 4, he has transferred securities to his children and certain charitable groups in that time frame.

Item 1.

      (a) Name of Issuer:

      Altair Nanotechnologies, Inc.

      (b) Address of Issuer's Principal Executive Offices:

      204 Edison Way, Reno, Nevada 89502

Item 2.

      (a) Name of Person Filing:

      William P. Long

      (b) Address of Principal Business Office or, if none, Residence:

      1725 Sheridan Avenue, Suite 140, Cody, Wyoming 82414

      (c) Citizenship:

      U.S. Citizen

      (d) Title of Class of Securities:

      Common Stock

      (e) CUSIP Number:

      021373105

Item 3.

      N/A

Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: N/A.
      (b) Percent of class: Less than 5%(2)
      (c) Number of shares as to which the person has:
           (i) Sole power to vote or to direct the vote: N/A.
           (ii) Shared power to vote or to direct the vote: N/A
           (iii) Sole power to dispose or to direct the disposition of : N/A
           (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.  Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following             [X]

    William P. Long has ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer.(2)
---------------------
(2) The reporting person has ceased to be the beneficial owner of more than 5% of the class of securities due to an increase in the number of securities outstanding; the reporting person has not sold securities for five years, except that as noted on Form 4, he has transferred securities to his children and certain charitable groups in that time frame.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

    N/A

Item 8.  Identification and Classification of Members of the Group.

    N/A

Item 9.  Notice of Dissolution of Group.

    N/A

Item 10.  Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               June 1, 2004
                                 -----------------------------------------------
                                                   Date

                                 /s/ William P. Long
                                 -----------------------------------------------
                                                 Signature

                                 William P. Long
                                 -----------------------------------------------
                                                Name/Title